SEC 06004621 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 AND ENDING December 31, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WesBanco Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17601 West 130th Street, Suite 7
(No. and Street)

Cleveland (City) Ohio (State) 44133 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Victor L. Bull 440-230-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

One Oxford Centre (Address) Pittsburgh (City) Pennsylvania (State) 15219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victor L. Bull, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WesBanco Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

President

Title

Notary Public

ANNE M. REINKOBER
Notary Public, State of Ohio, Cuy. Cty.
My commission expires Apr. 26, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements and Schedules

WesBanco Securities, Inc. (A Wholly Owned Subsidiary of WesBanco, Inc.)
Year Ended December 31, 2005
With Report and Supplementary Report of Independent Registered Public Accounting Firm

0512-0697868

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Audited Financial Statements and Schedules

Year Ended December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Phone: (412) 644-7800
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
WesBanco Securities, Inc.

We have audited the accompanying statement of financial condition of WesBanco Securities, Inc., a wholly owned subsidiary of WesBanco, Inc. (the Company), as of December 31, 2005, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of WesBanco Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WesBanco Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 10, 2006

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Financial Condition

December 31, 2005

Assets		
Cash and cash equivalents	$	492,495
Commission receivables		14,945
Prepaid expenses		13,136
Fixed assets (net of accumulated depreciation of $16,976)		11,976
Other assets		53,819
Total assets	$	586,371
Liabilities and shareholders' equity		
Liabilities:		
Accounts payable	$	15,091
Other liabilities		15,507
Total liabilities		30,598
Shareholders' equity:		
Common stock, par value $1 per share – authorized 500 shares, issued and outstanding 100 shares		100
Additional paid-in capital		524,900
Retained earnings		30,773
Total shareholders' equity		555,773
Total liabilities and shareholders' equity	$	586,371

See accompanying notes.

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Operations

Year Ended December 31, 2005

Revenues	
Commissions	$ 883,218
Interest	5,128
Other	8,048
	896,394
Expenses	
Employee compensation and benefits	469,265
Clearing fees	102,601
Professional fees and expenses	17,145
Communication	10,846
Other operating expenses	91,263
	691,120
Income before income taxes	205,274
Income tax expense	84,515
Net income	$ 120,759

See accompanying notes.

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Changes in Shareholders' Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)
Balance at December 31, 2004	$ 100	$ 524,900	$ (89,986)
Net income	–	–	120,759
Balance at December 31, 2005	$ 100	$ 524,900	$ 30,773

See accompanying notes.

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Cash Flows

Year Ended December 31, 2005

Operating activities		
Net income	$	120,759
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation expense		(385)
(Increase) decrease in operating assets:		
Receivables from brokers, dealers, and others		233
Other assets and prepaids		(53,564)
Increase (decrease) in operating liabilities:		
Accounts payable, accrued expenses, and other liabilities		(84,026)
Deferred taxes		6,085
Net cash used in operating activities and decrease in cash and cash equivalents		(10,898)
Cash and cash equivalents at beginning of year		503,393
Cash and cash equivalents at end of year	$	492,495

See accompanying notes.

During the year ended December 31, 2005, the Company made income tax payments of $165,503 to WesBanco, Inc.

1. Organization

WesBanco Securities, Inc. (the Company) is a wholly owned subsidiary of WesBanco, Inc. (WesBanco). The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company originated in 1997 as a subsidiary of Commercial BancShares, Inc., which was acquired by WesBanco in 1998. Since March 31, 1998, the Company has operated as a subsidiary of WesBanco. Effective April 28, 1999, the Company changed its name from CommBanc Investments, Inc. to WesBanco Securities, Inc.

The Company offers retail brokerage services relating to securities such as stocks, bonds, covered options, mutual funds, and insurance annuities on a fully disclosed basis. The Company also operates as a registered investment advisor.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with accounting principles generally accepted in the United States.

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 90 days.

Securities Transactions

The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, or receive customer funds. All transactions are cleared through another broker-dealer on a fully disclosed basis. Related revenues and expenses are recorded on a trade-date basis.

2. Significant Accounting Policies (continued)

Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by WesBanco, Inc. The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and law that will be in effect when the differences are expected to reverse. The amount of current tax expense or tax benefit is either remitted to or received from the parent.

Depreciation

For financial reporting purposes, equipment is depreciated principally using the straight-line method over the estimated useful lives of the assets. Accelerated methods are used for federal income tax purposes.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6.67% of aggregate indebtedness. At December 31, 2005, the Company had net capital of $422,685, which was $172,685 in excess of its required net capital of $250,000.

4. Income Taxes

The components of income tax benefit for the year ended December 31, 2005, are as follows:

	Current	Deferred	Total
Federal	$ 61,108	$ 4,840	$ 65,948
State	17,322	1,245	18,567
Total	$ 78,430	$ 6,085	$ 84,515

4. Income Taxes (continued)

A reconciliation between the effective income tax rate and the federal statutory income tax rate follows:

Taxes at federal statutory rate	35.0%
State income taxes	5.9
Other	0.3
	41.2%

The Company has recorded a net deferred tax liability of $3,955 resulting from the timing of depreciation for fixed assets.

5. Related-Party Transactions

Related-party transactions consisted of cash held at an affiliate bank. At December 31, 2005, the Company had cash on hand with affiliates of $112,737.

The Company also processes trades on behalf of WesBanco Bank, a wholly owned subsidiary of WesBanco, Inc., for which commission income is earned. In addition, some officers and directors (including their affiliates, families, and entities in which they are principal owners) of WesBanco, Inc. and its subsidiaries are customers of those subsidiaries and have had transactions with the subsidiaries in the ordinary course of business.

The Company's employees participate in the pension plan sponsored by WesBanco, Inc. Related expenses are not allocated to the Company and are not included in the statement of operations.

6. Financial Guarantee

The Company applies the provisions of the Financial Accounting Standards Board Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* which provide accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2005, there were no amounts to be identified related to such agreement.

6. Financial Guarantee (continued)

The Company guarantees the performance of customer brokerage accounts introduced to Mesirow Financial. The guarantee is primarily for margin borrowing arrangements which have no stated maturity. The clearing agent holds marketable securities as collateral to support borrowing arrangements. At December 31, 2005, the market value of the collateral held for these borrowing arrangements was at least 140% of the amount borrowed.

The Company also maintains a clearing deposit with Mesirow Financial which can be used to offset liabilities arising from the financial guarantee. At December 31, 2005, the amount held in an interest-bearing deposit account with Mesirow Financial was $379,758.

Schedules

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2005

Computation of net capital:		
Total shareholders' equity	$	555,773
Deductions and/or charges:		
Nonallowable assets:		
Deferred taxes		–
Prepaid expenses		13,136
Fixed assets (net of accumulated depreciation of $16,976)		11,976
Other assets		107,976
Total deductions and/or charges		133,088
Net capital	$	422,685
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities	$	30,598
Total aggregate indebtedness	$	30,598
Computation of basic net capital requirement:		
Minimum net capital required	$	250,000
Excess net capital	$	172,685
Ratio:		
Percentage of aggregate indebtedness to net capital		7 to 1

There are no material differences between the above computations and the Company's corresponding unaudited Part IIA Focus filing of December 31, 2005, as amended on February 10, 2006.

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

Supplementary Report

Ernst & Young

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Phone: (412) 644-7800
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Shareholders
WesBanco Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of WesBanco Securities, Inc., a wholly owned subsidiary of WesBanco, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 10, 2006